Exhibit 99.1

Concord Medical Services Announces Share Repurchase Program

BEIJING, August 10, 2015 — Concord Medical Services Holdings Limited (“CCM,” “Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that its board of directors approved a share repurchase program, effective immediately.

Under the program, and subject to applicable United States federal securities laws, Concord Medical is authorized to repurchase up to $20 million of its outstanding American depositary shares (“ADSs”) from time to time for cash in open market transactions or by other means as long as the price per ADS is no more than $8.00, depending on market conditions and other factors. The program will be in force till September 30, 2016 and will be funded with the Company’s available working capital.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of March 31, 2015, the Company operated a network of 132 centers with 77 hospital partners that spanned 54 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Fortis Surgical Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Forward Looking Statements

This press release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “prospects,” “believe,” “expect,” “confident,” “will” and similar expressions. Statements that are not historical facts, including statements about CCM’s beliefs and expectations, are forward looking. These statements include, among other things, CCM’s anticipated repurchase of its ADSs. These forward looking statements are based upon management’s current views and expectations with respect to future events. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these factors and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

For investor and media inquiries please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com